Exhibit 4.2
DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, or articles, and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which we have included as exhibits to our filings with the Securities and Exchange Commission. We urge you to read these documents for a more complete understanding of shareholder rights.
Our articles authorize the issuance of up to 60,000,000 shares of common stock, without par value, and up to 10,000,000 shares of preferred stock, without par value.
Common Stock
Governing Documents. Holders of shares of our common stock have the rights set forth in our articles, our bylaws and the CGCL.
Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under California law and any preferential rights of holders of our then outstanding preferred stock.
Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up to all our other securities and indebtedness.
Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.
Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.
Preemptive Rights. Holders of our common stock do not have any preemptive rights.
Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.
Redemption. We have no obligation or right to redeem our common stock.
Stock Exchange Listing. Our common stock is listed on the Nasdaq Global Market under the trading symbol “PCB.”
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.
We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
The Company previously had issued and outstanding two series of preferred stock, the Series A and Series B Fixed Rate Perpetual Preferred Stock, both of which were fully redeemed and retired in a series of direct repurchases and redemptions in 2013 and 2014.
Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law
California law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
Authorized But Unissued Capital Stock. We have authorized but unissued shares of common stock and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that special meetings of shareholders may only be called by our board, Chairman, or President, or by one or more holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.
Advance Notice Provisions. Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to our President, not less than 14 days and no more than 50 days prior to the date of the meeting. The advance notice provision gives the board adequate time to respond to the shareholder proposal. If the shareholder fails to provide the notice within the time prescribed under the bylaws, the Chairman of the meeting can exclude the proposal at the shareholders meeting
Action by Written Consent of Shareholders. Our bylaws provide that any action required or permitted to be taken by the holders at a duly called annual or special meeting of the holders of our capital stock may be effected by any consent in writing by signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting our shareholders. However, in the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors.

Filling of Board Vacancies. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, whether or not they constitute quorum, or a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote for the election of directors, requires the consent of a majority of the outstanding shares entitled to vote. However, a vacancy created by the removal of a director (other than when the removed director has been convicted of a felony or declared of unsound mind by an order of court) may be filled only by the affirmative vote of a majority of the shares represented and entitled to vote at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.
Amendment of the Bylaws. Our bylaws provide that our bylaws may be amended or repealed, and new bylaws may be adopted, by the vote of a majority of the board of directors. Accordingly, our board could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.
Elimination of Cumulative Voting. Our bylaws contain a provision that eliminates cumulative voting for the election of directors. Our shareholders may not vote cumulatively in the election of directors.

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